
15048074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 SE 13th Street
(No. and Street)

Panora (City) Iowa (State) 50216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Kemble 877-886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LWBJ, LLP
(Name – *if individual, state last, first, middle name*)

4200 University Ave, Suite 410 (Address) West Des Moines (City) Iowa (State) 50266 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Brian Propes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



NOTARIAL SEAL
IOWA
ROBIN DORR
COMMISSION NUMBER 767366
MY COMMISSION EXPIRES
03/28/2017

Signature

President
Title

Robin Dorr
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

December 31, 2014 and 2013

Brokers International Financial Services, LLC

CONTENTS

LWBJ LLP
CPAs & BUSINESS ADVISORS
an LWBJ Financial Company

CORPORATE OFFICE
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

Report of Independent Registered Public Accounting Firm

To the Member
Brokers International Financial Services, LLC

We have audited the accompanying statements of financial condition of Brokers International Financial Services, LLC as of December 31, 2014 and 2013, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of Brokers International Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 and the Statement Regarding Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Brokers International Financial Services, LLC's financial statements. The supplemental information is the responsibility of Brokers International Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 are fairly stated, in all material respects, in relation to the financial statements as a whole.

LWBJ, LLP

West Des Moines, IA
February 26, 2015

Brokers International Financial Services, LLC

Statements of Financial Condition

For the years ended December 31, 2014 and 2013

Assets	**2014**	**2013**
Cash and cash equivalents:		
Unrestricted	$520,997	$400,820
Restricted	25,000	25,000
Commissions and concessions receivable, net of allowance of $5,336 in 2014	483,455	442,163
Accounts receivable (Notes 1 and 4)	79,127	112,855
Due from other (Note 1)	18,955	47,949
Prepaid expenses	40,792	42,507
Total current assets	1,168,326	1,071,294
Leasehold improvements, office furniture and equipment, net of accumulated depreciation of $43,074 in 2014 ($25,728 in 2013)	34,263	34,208
Due from other-long term (Note 1)	15,000	46,580
Intangible assets, net	815	943
Total Assets	$ 1,218,404	$ 1,153,025
Liabilities and Member's Equity		
Liabilities		
Commissions and concessions payable	$474,958	$429,775
Accounts payable	89,339	98,626
Accrued compensation	61,552	45,611
Due to Parent (Note 4)	16,991	12,257
Total Current Liabilities	642,840	586,269
Commitments and Contingencies (Notes 2 and 4)		
Member's Equity		
Capital contributions	4,975,143	4,825,143
Accumulated deficit	(4,399,579)	(4,258,387)
Total Member's Equity	575,564	566,756
Total Liabilities and Member's Equity	$1,218,404	$1,153,025

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statements of Operations

For the years ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissions	$ 4,889,024	$ 5,489,950
Management and investment advisory income	2,413,929	2,210,821
Other	278,720	186,156
Total revenues	7,581,673	7,886,927
Expenses		
Commissions	5,866,179	6,412,977
Employee compensation and benefits	1,273,564	1,191,386
Licensing, registration and education	63,737	73,815
Occupancy and equipment expense (Note 4)	65,581	53,600
Legal and professional	130,950	214,259
General and administrative	243,684	284,347
Advertising and publications (Note 1)	10,700	10,327
Travel and entertainment	44,744	77,935
Other	23,726	4,212
Total expenses	7,722,865	8,322,858
Net Loss	$ (141,192)	$ (435,931)

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statements of Changes in Member's Equity

For the years ended December 31, 2014 and 2013

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2013	$ 4,260,143	$ (3,822,456)	$ 437,687
Capital contributions	565,000	-	565,000
Net loss	-	(435,931)	(435,931)
Balance at December 31, 2013	$ 4,825,143	$ (4,258,387)	$ 566,756
Capital contributions	150,000	-	150,000
Net loss	-	(141,192)	(141,192)
Balance at December 31, 2014	$ 4,975,143	$ (4,399,579)	$ 575,564

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statements of Cash Flows

For the years ended December 31, 2014 and 2013

Cash Flows from Operating Activities	2014	2013
Net loss	$ (141,192)	$ (435,931)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	17,346	6,016
Amortization	128	130
Changes in assets and liabilities:		
Commissions and concessions receivable	(41,292)	(96,451)
Accounts receivable	33,728	(2,310)
Due from other	60,574	(47,137)
Prepaid expenses	1,715	(13,333)
Commissions and concessions payable	45,183	75,697
Accounts payable	(9,287)	(28,782)
Accrued compensation	15,941	783
Due to Parent	4,734	7,001
Net cash used for operating activities	(12,422)	(534,317)
Cash Flows from Investing Activities		
Capital expenditures	(17,401)	(17,399)
Cash Flows From Financing Activities		
Capital contributions	150,000	565,000
Net Increase in Unrestricted Cash	120,177	13,284
Unrestricted Cash at Beginning of Year	400,820	387,536
Unrestricted Cash at End of Year	$ 520,997	$ 400,820

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Notes to Financial Statements

December 31, 2014

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC and TD Ameritrade to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers liquid investments with maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm at December 31, 2014 and 2013.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At December 31, 2014 and 2013, the Company does not have any assets or liabilities that would require fair value recognition or disclosures.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were $10,700 and $10,327 for the years ending December 31, 2014 and 2013, respectively.

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided by its Parent as part of the expense and operational agreement explained in Note 4. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Intangible Assets

Intangible assets consist of trademarks. Amortization is provided over estimated useful lives of 15 years by use of the straight-line method.

Brokers International Financial Services, LLC

Notes to Financial Statements

December 31, 2014

Accounts Receivable

Accounts receivable represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts at year-end.

Due from Other

The Company had loans of $11,455 and $44,529 at December 31, 2014 and 2013, respectively. The Company also had forgivable loans of $22,500 and $50,000 to registered investment advisors at December 31, 2014 and 2013, respectively. The forgivable loans are expensed when the registered investment advisors provide the required service. In 2014 $19,500 was recognized for loan forgiveness. There was no expense recognized in 2013 for loan forgiveness.

Income Taxes

The Company is a single member limited liability company and therefore, a disregarded entity for federal and state income tax purposes. The Company does not have material differences between the financial statement and tax basis of the Company's assets or liabilities. The net operating losses incurred by the Company have been utilized by the Company's Parent.

The Company and its Parent follow the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company and its Parent have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2011.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2014 and 2013, the net capital ratio, net capital and excess net capital are as follows:

	2014	2013
Net capital ratio	1.91:1	2.35:1
Net capital	$ 335,747	$ 249,172
Excess net capital	$ 292,891	$ 210,087

Litigation

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters. But it is not feasible to predict or determine the final outcome at the present.

3. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $24,565 and $18,044 to the plan in 2014 and 2013, respectively.

4. RELATED PARTY TRANSACTIONS

The Company leases office space for $2,896 per month from its Parent under a five year lease commencing January 1, 2013 through December 31, 2017. The lease agreement includes utilities, maintenance, cleaning, furniture, taxes, and insurance. Rent expense of $34,748 was paid during years 2014 and 2013, respectively. Future minimum lease payments under the non-cancelable operating lease at December 31, 2014 are as follows:

Year Ending December 31	
2015	34,748
2016	34,748
2017	34,748
	$ 104,244

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2014 and 2013 were $24,480 and $11,550, respectively.

The Company had receivables from its Parent of $1,650 and $1,993 as of December 31, 2014 and 2013, respectively. The Company also had payables to its Parent of $16,991 and $12,257 as of December 31, 2014 and 2013, respectively.

5. LEASE OBLIGATIONS

The Company leases various software products under short-term and month-to-month leases. Payments totaled approximately $78,922 and $64,442 for 2014 and 2013, respectively.

Brokers International Financial Services, LLC
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1
December 31, 2014

Net Capital:		
Total member's equity	$	575,564
Deductions:		
Non-allowable commission and concession receivables		(44,887)
Prepaid expenses		(40,792)
Leasehold improvements, office furniture and equipment, net		(34,263)
Other assets		(119,875)
		(239,817)
Net Capital		335,747
Aggregate indebtedness:		
Total liabilities from statement of financial condition	$	642,840
Computation of basic net capital requirement:		
Minimum net capital required	$	42,856
Excess net capital	$	292,891
Ratio of aggregate indebtedness to net capital		1.91 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2014 dated January 27, 2015.

Brokers International Financial Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2014

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

LWBJ LLP
CPAs & BUSINESS ADVISORS
an LWBJ Financial Company

CORPORATE OFFICE
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

Report of Independent Registered Public Accounting Firm

To the Member
Brokers International Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LWBJ, LLP

West Des Moines, IA
February 26, 2015

Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2014

Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(ii)(the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year ending December 31, 2014 without exception.

Brokers International Financial Services, LLC

I, Andrea Kemble, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Andrea Kemble

Title: Chief Financial Officer

Date: February 26, 2015

LWBJ LLP
CPAs & BUSINESS ADVISORS
an LWBJ Financial Company

CORPORATE OFFICE
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

Independent Accountants' Report on Applying Agreed-Upon Procedures to the Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Brokers International Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Brokers International Financial Services, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brokers International Financial Services, LLC's compliance with the applicable instructions of Form SIPC-7. Brokers International Financial Services, LLC's management is responsible for Brokers International Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LWBJ, LLP

West Des Moines, IA
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

RECEIVED DEC 23 2014 BY

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2569******************************MIXED AADC 220
067239 FINRA DEC
BROKERS INTERNATIONAL FINANCIAL SERVICES LLC
102 SE 13TH ST
PANORA IA 50216-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrea Kemble 877-886-1939

2. A. General Assessment (item 2e from page 2) $ 10,598

B. Less payment made with SIPC-6 filed (exclude interest) (5,242)

7-23-14
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 5,356

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,356

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,356

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brokers International Financial Services, LLC
(Name of Corporation, Partnership or other organization)

Andrea Kemble
(Authorized Signature)

Dated the 20 day of February, 20 15.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,581,674.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,102,470
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue from Rep Fees & interest income (Deductions in excess of $100,000 require documentation)	240,121
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	3,342,591
2d. SIPC Net Operating Revenues	$ 4,239,083
2e. General Assessment @ .0025	$ 10,598 (to page 1, line 2.A.)

Details of other Revenue – Line item 2C (8)

Rep fees retained by the Broker Dealer for the following

Registration Rev for Fees	$187,258
E&O Rev	$ 48,407
Other Rev	$ 3,472
Interest Income	$ 984
Total	$240,121